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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*
____________________

FCCC, Inc.
(Name of Issuer)

Common Stock, No Par Value
(Title of Class of Securities)

30246C104
(CUSIP Number)

Martin Cohen, 27 East 65th Street, Apt. 11A, New York, NY 10021 (212) 744-8537
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 19, 2004
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 30246C104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Cohen Profit Sharing Plan, IRS ID# 06-1128329, Affiliate of Martin Cohen

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ] ........................................................................................................................................
(b) [X] Reporting person disclaims being a member of a group with Bernard Zimmerman & Company, Inc.

3.	SEC Use Only .........................................................................................................................................

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ..................................

6.	Citizenship or Place of Organization State of New York

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 288,300 shares*
________________________________________________________________________________________________________
	8.	Shared Voting Power -0-
________________________________________________________________________________________________________
	9.	Sole Dispositive Power 288,300 shares*
________________________________________________________________________________________________________
	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 288,300 shares*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ..........

13.	Percent of Class Represented by Amount in Row (11) 18.92%**

14.	Type of Reporting Person (See Instructions) OO

*	Includes 100,000 shares of Common Stock issuable to Martin Cohen, an affiliate of the reporting person, upon the exercise of warrants to purchase Common Stock of the Issuer.
**	Fully diluted assuming the issuance of 100,000 shares upon the exercise of warrants.

Item 1.	Security and Issuer
Common Stock, no par value FCCC, Inc. 200 Connecticut Avenue - 5th Floor Norwalk, Connecticut 06854

Item 2.	Identity and Background
	(a)	Cohen Profit Sharing Plan
	(b)	27 East 65th Street, Apt. 11A, New York, NY 10021
	(c)	Financial and management consulting
	(d)	Not Applicable
	(e)	Not Applicable
	(f)	State of New York

Item 3.	Source and Amount of Funds or Other Consideration
Shares were acquired with working capital of reporting person.

Item 4.	Purpose of Transaction
The shares were initially acquired as an investment and with the intention of reporting person's principal seeking a role in the future direction of Issuer's business and operations.
(a-j) Inclusive

On May 19, 2004, reporting person and its affiliate, Martin Cohen ("Cohen"), entered into a Standstill and Tender Offer Agreement (the "Agreement") with Wayfarer Financial Group, Inc. ("Wayfarer"), the Issuer, Bernard Zimmerman ("Zimmerman") and Bernard Zimmerman & Company, Inc. (Zimmerman and Bernard Zimmerman & Company, Inc. are sometimes referred to herein as "Zimco and Affiliate"; reporting person and Cohen, together with Zimco and Affiliate are sometimes collectively referred to herein as the "Sellers"). Wayfarer, a newly-formed venture based in Sumter, S.C., is currently in the process of seeking capital to effectuate a tender offer for Common Stock of the Issuer. Pursuant to the Agreement, the Issuer and the Sellers have agreed to a 90 day standstill period (the "Standstill Period") in exchange for a non-refundable $250,000 standstill fee paid to the Issuer. During the Standstill Period, Wayfarer intends to effect a tender offer for a minimum of 62% of the issued and outstanding shares of Common Stock of the Issuer at a price of $3.05 per share in cash. Additionally, Wayfarer intends to purchase all outstanding warrants to purchase Common Stock of the Issuer at a price of $2.55 per warrant, and to cause the acceleration and redemption of all outstanding stock options of the Issuer.

Pursuant to the Agreement, reporting person has agreed to tender all of its shares of Common Stock (the "Subject Shares"), and Cohen has agreed to sell all of his warrants (the "Warrants"), to Wayfarer. Additionally, reporting person has agreed that, prior to the expiration of the Standstill Period, at any meeting of the stockholders of the Issuer, however called, and in any written action by consent of stockholders of the Issuer, reporting person shall cause the Subject Shares to be voted against: (i) any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving the Issuer; (ii) any sale, lease, sublease, license, sublicense or transfer of a substantial portion of the rights or other assets of the Issuer; (iii) any reorganization, recapitalization, dissolution or liquidation of the Issuer; (iv) any change in a majority of the board of directors of the Issuer; (v) any amendment to the Issuer's certificate of incorporation or bylaws; (vi) any material change in the capitalization of the Issuer or the Issuer's corporate structure; and (vii) any other action which is intended, or could reasonably be expected, to impede, interfere with, delay, postpone, discourage or adversely affect the completion of the tender offer. Also pursuant to the Agreement, the reporting person has agreed that, prior to the expiration of the Standstill Period, it shall not enter into any agreement or understanding with any Person to vote or give instructions in any manner inconsistent with the preceding, and, further, reporting person and Cohen have agreed to not (a) directly or indirectly, cause or permit any Transfer (as defined in the Agreement) of any of the Subject Shares or the Warrants owned, as applicable, to be effected other than as contemplated by the Agreement, (b) deposit any Subject Shares or shares issuable upon the exercise of Warrants into a voting trust, or (c) grant any proxy or enter into any voting agreement or similar agreement with respect to the Subject Shares or the shares issuable upon exercise of the Warrants.

Except as may be otherwise provided herein, reporting person has no present plans to (i) change the capitalization or dividend policy of the Issuer, (ii) make any changes in Issuer's charter or by-laws, (iii) take any action which may impede acquisition of control of the Issuer by any person, (iv) cause Issuer's Common Stock to cease to be quoted on any inter-dealer quotation system of a registered national securities association, (v) take steps which may cause Issuer's Common Stock to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (vi) take any action similar to those enumerated above.

Item 5.	Interest in Securities of the Issuer
(a)

288,300 shares of Common Stock (which includes 100,000 shares issuable to Cohen upon the exercise of Warrants) or approximately 18.92% of the outstanding shares (fully diluted by the issuance of 100,000 shares upon the exercise of the Warrants) of issuer as of the date hereof. While reporting person disclaims constituting a "group" with Zimco and Affiliate, Zimco and Affiliate currently own 288,300 shares of Common Stock (which includes 100,000 shares issuable upon the exercise of Warrants), or approximately 18.92% of the outstanding stock of issuer (fully diluted by the issuance of 100,000 shares upon the exercise of the Zimmerman warrants).

	(b)	Each person named in response to (a) above has sole voting and dispositive power with respect to the shares reflected as owned by said person.
	(c)	There have been no transactions in the class of securities reported on that were effected during the past sixty days by the persons named in response to paragraph (a) above.
	(d)	Not Applicable
	(e)	Not Applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Reference is made to Item 4 herein which describes contractual arrangements related to the Standstill and Tender Offer Agreement dated May 19, 2004 by and among reporting person, Cohen, Wayfarer, the Issuer and Zimco and Affiliate.

Item 7.	Material to be Filed as Exhibits
	(a)	Standstill and Tender Offer Agreement dated as of May 19, 2004, incorporated herein by reference to Exhibit 10.1 to Issuer's Form 8-K filed May 20, 2004.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

COHEN PROFIT SHARING PLAN
By:	/s/ Martin Cohen Name: Martin Cohen Title: Trustee

Dated: May 25, 2004